UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934

                                EMEX CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                   420323 20 6
                      (CUSIP Number of Class of Securities)


                                Dorothy D. Eweson
                           c/o Keswick Management Inc.
                     1330 Avenue of the Americas, 27th Floor
                               New York, NY 10019
                              Attn. James J. Ruddy
                                 (212) 315-8300

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    Copy to:
                               Marc Rossell, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                      January 25, 2002 and January 31, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 2 of 6 pages

CUSIP No.  420323  20  6

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1         Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
          (Entities Only) Dorothy D. Eweson

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2         Check the Appropriate Box if a Member of a Group

                 (a)     [ ]

                 (b)     [x]

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3         SEC Use Only

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4         Source of Funds (See Instructions)          OO, PF

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5         Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e).  [  ]

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6         Citizenship or Place of Organization    United States

        NUMBER OF                 7    Sole Voting Power
         SHARES                        23,916,294
      BENEFICIALLY               -----------------------------------------------
        OWNED BY                  8    Shared Voting Power
      EACH REPORTING                   -0-
       PERSON WITH               -----------------------------------------------
                                  9    Sole Dispositive Power
                                       23,916,294
                                 -----------------------------------------------
                                  10   Shared Dispositive Power
                                       -0-

-------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 23,916,294 shares of Common Stock

-------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

-------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   95.2%

-------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          IN


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                                                               Page 3 of 6 pages


         This Amendment No. 2 to Schedule 13D amends and supplements the
Schedule 13D (the "Schedule 13D") filed by the Reporting Person with the Securities and Exchange Commission on December 10, 2001, as amended on January 11, 2002. Except as specifically amended below, all other provisions of the
Schedule 13D remain in effect.

Item 4.           Purpose of Transaction.

         Item 4 is hereby amended and restated to read as follows:

           The purpose of the transactions by the Reporting Person is investment in debt obligations of Equistar Consolidated Holdings, LLC ("Equistar") secured by Common Stock, which obligations are in default. The Reporting Person reserves all rights and remedies in respect of such obligations and under the relevant security documents but has not decided on a course of action with respect thereto.

            On January 31, 2002, the Reporting Person gave notice that she will exercise the right to vote the 23,916,294 shares of Common Stock reported herein pursuant to the relevant security documents and intends to nominate and vote for four new members of the Company's board of directors in lieu of the Company's nominees at the Special Meeting in lieu of the Annual Meeting scheduled for February 22, 2002. The Reporting Person may in the future exercise the right provided by such security documents to vote these shares on any matter for which the shareholders of the Company are provided with the opportunity to vote.

           Other than as described above, the Reporting Person currently has no plans or proposals that relate to or would result in further transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with the Issuer or others the Reporting Person's positions with respect to the Issuer which would thereafter result in the adoption of such plans or proposals.

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated to read as follows:

         (a) The Reporting Person beneficially owns an aggregate of 23,916,294 shares of Common Stock, which represents approximately 95.2% of the outstanding Common Stock, based on the number of shares of Common Stock outstanding as reported by the Issuer on January 7, 2002.

         (b) Under the right of subrogation and the Assignment Agreement and Collateral Agreements described in Item 6 below, the Reporting Person has the sole power to direct the vote and sole power to direct the disposition of 23,916,294 shares of Common Stock.

         (c) The Reporting Person acquired beneficial ownership of the 23,916,294 shares of Common Stock reported in this filing pursuant to the transactions described in Item 6. Other than such transactions, the Reporting Person has not effected any transactions with respect to Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated to read as follows:

         The Reporting Person acquired beneficial ownership of 6,025,000 shares of Common Stock under a right of subrogation when HSBC Bank USA ("HSBC") foreclosed upon collateral that the Reporting Person had pledged to secure indebtedness of Equistar to HSBC in principal amount of $8,335,000 plus accrued interest (the "HSBC Loans").

         At the time of the foreclosure, the Reporting Person had a custody account with HSBC, which held securities and other forms of investment property (the "Custody Account"). To secure the payment of the HSBC Loans, the Reporting Person pledged and granted a security interest in the Custody Account pursuant to (i) a

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                                                               Page 4 of 6 Pages

Hypothecation and Security Agreement dated as of April 25, 2000 and (ii) a Hypothecation and Security Agreement dated as of May 9, 2000 (as such Hypothecation and Security Agreements have been amended, supplemented or otherwise modified through the date hereof, the "Hypothecation Agreements") each by the Reporting Person to HSBC.

         To further secure the payment of the HSBC Loans, Universal Equities Consolidated, LLC ("Universal") and Thorn Tree Resources, LLC ("TTR") pledged and granted a security interest in 6,000,000 shares and 25,000 shares, respectively, of Common Stock pursuant to the Stock Pledge Agreement dated as of September 29, 2000 by Universal and TTR to HSBC (as such Stock Pledge Agreement has been amended, supplemented or otherwise modified through the date hereof, the "Stock Pledge Agreement").

         On October 18, 2001, Equistar failed to repay the HSBC Loans on their maturity date, which resulted in an event of default under the loan documents. HSBC exercised its rights and remedies under the Hypothecation Agreements and foreclosed upon the property in the Custody Account on November 28, 2001. As of that date the Reporting Person became the beneficial owner of 6,025,000 shares of Common Stock, because she acquired the rights and remedies of HSBC under the Stock Pledge Agreement, thus becoming the pledgee of such shares of Common Stock under the Stock Pledge Agreement.

         The Reporting Person is not a party to the Stock Pledge Agreement, therefore the Stock Pledge Agreement has not been filed as an exhibit hereto.

         Additionally, the Reporting Person acquired beneficial ownership of 16,196,876 shares of Common Stock pursuant to an Assignment Agreement between JP Morgan Chase Bank ("JPM") and Sixth Avenue Associates LLC, a Delaware limited liability company of which the sole member is a nominee of the Reporting Person ("SAA"), dated as of December 20, 2001 (the "Assignment Agreement") in consideration for payment to JPM by SAA of $22,056,833.34.

         JPM had made a loan in the principal amount of $22,000,000 to Equistar (the "JPM Loan") in consideration for a term promissory note issued by Equistar to the order of JPM dated as of September 27, 2000 (the "JPM Note"). Universal and TTR had pledged 5,110,938 and 11,085,938 shares of Common Stock, respectively, to JPM to secure the repayment of the JPM Loan pursuant to collateral agreements by Universal and TTR to JPM, each dated as of September 29, 2000 (the "Collateral Agreements").

         On September 30, 2001, Equistar failed to repay the JPM Loan on the maturity date, which resulted in an event of default under the loan documents. On December 20, 2001, SAA acquired all right, title and interest in the JPM Loan and the interest accrued thereon and became the holder of the JPM Note and a party to the Collateral Agreements having the rights and obligations of JPM thereunder pursuant to the Assignment Agreement. As of December 20, 2001 the Reporting Person became the beneficial owner of 16,196,876 shares of Common Stock, as the pledgee of such shares of Common Stock under the Collateral Agreements.

         The Reporting Person learned on January 25, 2002 that the Company had paid a 5% stock dividend on May 14, 2001 and a 2.5% stock dividend on December 11, 2001. Pursuant to her right of subrogation, the Reporting Person became the beneficial owner of an additional 459,406 shares of Common Stock that were issued to Universal and TTR as a stock dividend on the 6,025,000 shares of pledged stock. Furthermore, pursuant to the terms of the Collateral Agreements, the Reporting Person became the beneficial owner of an additional 1,235,012 shares of Common Stock that were issued to Universal and TTR as a stock dividend on the 16,196,876 shares of pledged stock.

Item 7.          Material to be Filed as Exhibits.

         Item 7 is hereby amended and restated to read as follows:

1. Hypothecation and Security Agreement, dated as of April 25, 2000, by and between the Reporting Person and HSBC Bank USA.*

2. Hypothecation and Security Agreement, dated as of May 9, 2000, by and between the Reporting Person and HSBC Bank USA.

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                                                               Page 5 of 6 pages

3. Assignment Agreement, dated as of December 20, 2001, by and between Sixth Avenue Associates LLC and JP Morgan Chase Bank.*

4. Collateral Agreement, dated as of September 29, 2000 by and between Universal Equities Consolidated, LLC and The Chase Manhattan Bank (now known as JP Morgan Chase Bank).*

5. Collateral Agreement, dated as of September 29, 2000 by and between Thorn Tree Resources, LLC and The Chase Manhattan Bank (now known as JP Morgan Chase Bank).*

6. Term Promissory Note by Equistar to the order of The Chase Manhattan Bank (now known as JP Morgan Chase Bank) dated September 27, 2000.*

*Previously filed.

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                                                               Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2002.



                                                         /s/ Dorothy D. Eweson
                                                        ------------------------
                                                             Dorothy D. Eweson


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